SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Amendment No. 9

FEDERAL-MOGUL HOLDINGS CORPORATION

(Name of Subject Company)

IEH FM HOLDINGS LLC

AMERICAN ENTERTAINMENT PROPERTIES CORP.

ICAHN BUILDING LLC

ICAHN ENTERPRISES HOLDINGS L.P.

ICAHN ENTERPRISES G.P. INC.

BECKTON CORP.

CARL C. ICAHN

(Names of Filing Persons (offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

313549404

(CUSIP Number of Class of Securities)

Keith Cozza

President and Chief Executive Officer

Icahn Enterprises L.P.

767 Fifth Avenue, 47th Floor

New York, New York 10153

(212) 702-4300

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Jesse Lynn, Esq. General Counsel Icahn Enterprises L.P. 767 Fifth Avenue, 47th Floor New York, NY 10153 (212) 702-4300	Julie Allen, Esq. Proskauer Rose LLP 11 Times Square New York, NY 10036 (212) 969-3155

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$281,667,218	$28,363.89

*	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”) of Federal-Mogul Holdings Corporation (the “Company”) not beneficially owned by IEH FM Holdings LLC, a Delaware limited liability company (the “Offeror”), at a purchase price of $9.25 per Share, net to the seller in cash. According to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, filed with the SEC on July 27, 2016, 169,040,651 Shares were outstanding as of July 25, 2016, of which 138,590,141 are held by the Offeror. Accordingly, this calculation assumes the purchase of 30,450,510 Shares.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 1 for Fiscal Year 2016 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $28,363.89	Filing Party: Icahn Enterprises L.P.
Form or Registration No.: Schedule TO	Date Filed: September 26, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE 13D

CUSIP No. 313549 404

1	NAME OF REPORTING PERSON IEH FM Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 138,590,141
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 138,590,141
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,590,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.0%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 313549 404

1	NAME OF REPORTING PERSON American Entertainment Properties Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 138,590,141
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 138,590,141

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,590,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 313549 404

1	NAME OF REPORTING PERSON Icahn Building LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 138,590,141
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 138,590,141

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,590,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.0%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 313549 404

1	NAME OF REPORTING PERSON Icahn Enterprises Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 138,590,141
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 138,590,141

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,590,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.0%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 313549 404

1	NAME OF REPORTING PERSON Icahn Enterprises G.P. Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 138,590,141
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 138,590,141

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,590,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 313549 404

1	NAME OF REPORTING PERSON Beckton Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 138,590,141
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 138,590,141

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,590,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 313549 404

1	NAME OF REPORTING PERSON Carl C. Icahn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 138,590,141
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 138,590,141

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,590,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.0%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 9 to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO filed with the Securities and Exchange Commission on September 26, 2016 as amended and supplemented by Amendment No. 1 filed on October 3, 2016, Amendment No. 2 filed on October 6, 2016, Amendment No. 3 filed on October 12, 2016, Amendment No. 4 filed on October 13, 2016, Amendment No. 5 filed on October 20, 2016, Amendment No. 6 filed on October 31, 2016, Amendment No. 7 filed on November 15, 2016 and Amendment No. 8 filed on December 5, 2016 (as amended and supplemented, the “Schedule TO”), and relates to the offer by IEH FM Holdings LLC, a Delaware limited liability company (the “Offeror”) and a wholly owned subsidiary of American Entertainment Properties Corp., a Delaware corporation (“Parent”), to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Federal-Mogul Holdings Corporation, a Delaware corporation (the “Company”), that are not already owned by the Offeror at $9.25 per Share, net to the seller in cash, without interest and less any applicable tax withholding, and on the other terms and subject to the other conditions specified in the Offer to Purchase, dated September 26, 2016 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Schedule TO also constitutes an amendment to the Schedule 13D of the persons filing the Schedule TO.

The Schedule TO, and all the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Every Item in the Schedule TO is automatically updated, to the extent such Item incorporates by reference any section of the Offer to Purchase that is amended and supplemented herein. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 9, 11 and 13.

Items 1 through 9, 11 and 13 of the Schedule TO are hereby amended and supplemented by adding the following disclosure:

“The Offer was scheduled to expire at 12:00 midnight, New York City time, on Thursday, December 15, 2016 (one minute after 11:59 P.M., New York City time, on December 15, 2016). In accordance with the terms of the Merger Agreement, the Expiration Date of the Offer is extended to 12:00 midnight, New York City time, on Wednesday, January 4, 2017 (one minute after 11:59 P.M., New York City time, on January 4, 2017). The Depositary and Paying Agent has advised us that as of 12:00 midnight, New York City time, on Thursday, December 15, 2016 (one minute after 11:59 P.M., New York City time, on December 15, 2016), 3,797,382 Shares had been validly tendered and not properly withdrawn, representing approximately 2.2% of the outstanding Shares and approximately 12.5% of the outstanding Shares not owned by Icahn Enterprises L.P., Parent, the Offeror, the Company or any of their respective affiliates, and, together with the Shares already owned by the Offeror, represent approximately 84.2% of the outstanding Shares. In addition, as of such time, Notices of Guaranteed Delivery had been delivered for 26,912 Shares, representing less than 1% of the outstanding Shares.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2016

IEH FM HOLDINGS LLC By: Icahn Enterprises Holdings L.P., its sole member By: Icahn Enterprises G.P. Inc., its general partner

By:	/s/ SungHwan Cho
Name: SungHwan Cho Title: Chief Financial Officer

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By:	/s/ SungHwan Cho
Name: SungHwan Cho Title: Chief Financial Officer

ICAHN BUILDING LLC By: Icahn Enterprises Holdings L.P., its sole member By: Icahn Enterprises G.P. Inc., its general partner

By:	/s/ SungHwan Cho
Name: SungHwan Cho Title: Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P. By: Icahn Enterprises G.P. Inc., its general partner

By:	/s/ SungHwan Cho
Name: SungHwan Cho Title: Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:	/s/ SungHwan Cho
Name: SungHwan Cho Title: Chief Financial Officer

BECKTON CORP.

By:	/s/ Edward E. Mattner
Name: Edward E. Mattner Title: Authorized Signatory

CARL C. ICAHN

/s/ Carl C. Icahn

EXHIBIT INDEX

Item 1016(a), (b), (c), (d), (f), (g) and (h) of Regulation M-A

(a)(1)(i)	Offer to Purchase, dated September 26, 2016.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Form of summary advertisement, published on September 26, 2016, in The New York Times.*

(a)(5)(i)	Letter dated February 28, 2016 to the Board of Directors of the Company (incorporated by reference to Exhibit 1 to the Schedule 13D amendment filed by the Company with the Securities and Exchange Commission on February 29, 2016).

(a)(5)(ii)	Letter dated June 17, 2016 to the Board of Directors of the Company (incorporated by reference to Schedule 13D amendment filed by the Company with the Securities and Exchange Commission on June 20, 2016).

(a)(5)(iii)	Joint Press Release issued by Icahn Enterprises L.P. and the Company on September 6, 2016 (incorporated by reference to the Schedule TO-C filed by Parent and the Offeror with the Securities and Exchange Commission on February 29, 2016).

(a)(5)(iv)	Press Release issued by Icahn Enterprises L.P. on September 26, 2016.*

(a)(5)(v)	Class Action Complaint of Gary Skybo v. Daniel A. Ninivaggi et al., C.A. No. 12790, filed in the Court of Chancery in the State of Delaware, dated September 29, 2016.*

(a)(5)(vi)	Class Action Complaint of Michael Lemanchek v. Daniel A. Ninivaggi et al., C.A. No. 12791, filed in the Court of Chancery in the State of Delaware, dated September 30, 2016.*

(a)(5)(vii)	Class Action Complaint of Jack Sanders v. Federal-Mogul Holdings Corporation et al., C.A. No. 16-155387-CB, filed in the Circuit Court for Oakland County of the State of Michigan, dated October 5, 2016.*

(a)(5)(viii)	Press Release issued by Icahn Enterprises L.P. on October 12, 2016.*

(a)(5)(ix)	Class Action Complaint of Malka Raul v. Daniel A. Ninivaggi et al., C.A. No. 12821, filed in the Court of Chancery in the State of Delaware, dated October 12, 2016.*

(a)(5)(x)	Class Action Complaint of Victor Mercado v. Daniel A. Ninivaggi et al., C.A. No.* 12837, filed in the Court of Chancery in the State of Delaware, dated October 19, 2016.*

(a)(5)(xi)	Press Release issued by Icahn Enterprises L.P. on October 31, 2016.*

(a)(5)(xii)	Press Release issued by Icahn Enterprises L.P. on November 15, 2016.*

(a)(5)(xiii)	Press Release issued by Icahn Enterprises L.P. on December 16, 2016.

(b)	None.

(c)	None.

(d)(1)	Agreement and Plan of Merger, dated September 6, 2016, by and among Parent, the Offeror and the Company (incorporated by reference to Exhibit 2.1 to Icahn Enterprises L.P.’s Current Report on Form 8-K filed with the SEC on September 7, 2016).

(f)	The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Special Factors—Section 8—Dissenters’ Appraisal Rights; Rule 13e-3,” “The Offer—Section 13—Certain Legal Matters; Regulatory Approvals” and “Schedule C—General Corporation Law of Delaware Section 262 Appraisal Rights” is incorporated herein by reference.

(g)	None.

(h)	None.

*	Previously Filed